NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES THIRD QUARTER 2007

FINANCIAL AND OPERATING RESULTS

NOVEMBER 2007 DISTRIBUTION CONFIRMED

Calgary, Alberta – November 8, 2007- Paramount Energy Trust (“PET” or the “Trust”) is pleased to release its financial and operating results for the third quarter of 2007.  Record production levels and hedging gains provided by the Trust’s commodity price management program were offset by very weak natural gas prices, resulting in a 32 percent decrease in funds flow to $41.2 million for the three months ended September 30, 2007 from $60.8 million in the comparative 2006 period.

PET’s third quarter activities were focused on integrating the natural gas assets acquired in June 2007 (“Birchwavy Assets”) into the Trust’s existing operational structure, and initiating exploitation of the extensive low-risk drilling opportunities identified as part of the acquisition (“Birchwavy Acquisition”).

The Trust is also pleased to confirm that its distribution to be paid on December 17, 2007 in respect of income received by PET for the month of November 2007 for Unitholders of record on November 30, 2007 will be $0.10 per Trust Unit. The ex-distribution date is November 28, 2007. The November distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.824 per Trust Unit.

In the first nine months of 2007, PET distributed $113 million to Unitholders, representing a 63 percent payout ratio, and invested $98 million in its capital program, excluding acquisitions and dispositions, despite the weakness of natural gas pricing late in the second quarter and into the third quarter of 2007. PET continues to focus on a sustainable distribution model that balances short-term cash in the hands of our Unitholders and long-term value creation through capital reinvestment.

PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2007 and 2006 is available at the Trust’s website at www.paramountenergy.com/ir/financial_reports/quarterly_reports.html and through SEDAR at www.sedar.com.

Third Quarter Summary

•

Average production increased 25 percent to a record 193.1 MMcfe/d for the three months ended September 30, 2007 as compared to 154.6 MMcfe/d in the third quarter of 2006 primarily as a result of the Birchwavy Acquisition, which added production volumes of 43 MMcfe/d for the quarter. Including the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) increased 22 percent to 213.3 MMcfe/d from 175.1 MMcfe/d in the third quarter of 2006.

•

Realized natural gas prices decreased by 23 percent for the three months ended September 30, 2007 to $5.66 per Mcf from $7.36 per Mcf in 2006.  The Trust’s realized gas price exceeded the Alberta Gas Reference Price by nine percent for the period as PET had a portion of its production volumes hedged at fixed prices in the quarter.  The Trust realized $27.1 million in gains on early termination of hedging contracts during the first six months of 2007.  Natural gas prices weakened dramatically late in the second quarter and into the third quarter of 2007 as a result of the combination of increased storage inventories resulting from high liquefied natural gas (“LNG”) imports into the United States, strong deliveries of natural gas from US production and relatively mild early summer weather. In Canada the increase in the value of the Canadian dollar has further amplified the decrease in gas prices.

•

Funds flow per Trust Unit measured $0.38 as compared to funds flow per Trust Unit of $0.72 for the third quarter of 2006. The lower funds flow was a function of the 23 percent decrease in realized natural gas prices from quarter to quarter, as well as higher operating and interest costs.

•

Distributions payable for the third quarter of 2007 totaled $0.30 per Trust Unit, comprised of $0.10 per Trust Unit paid on August 15, September 17 and October 15, 2007.

•

Exploration, development and land expenditures totaled $12.1 million for the three months ended September 30, 2007, and were concentrated on drilling, completion and tie-in activities in the Southern core area as well as seismic program acquisition for delineation and refinement of prospects in that area and Crown and freehold land purchases to replenish the prospect inventory. PET drilled 24 wells (19.5 net) with a 100% success rate in the quarter, primarily in east central Alberta, including 11 (11.0 net) on the Birchwavy Assets acquired at the end of the second quarter of 2007.

Subsequent Events

•

On October 23, 2007 PET entered into an agreement to sell the office building the Trust occupies in downtown Calgary for gross proceeds of $35.75 million and has received a deposit of $2.0 million from the purchaser. The transaction is expected to close in early December and will result in the Trust recording a gain of approximately $23 million.

•

The Trust has requested that the borrowing base on its credit facility be increased to $420 million with a reduction to $400 million on the earlier of December 31, 2007 and the closing date of the sale of PET’s office building. The majority of the Trust’s lenders have finalized their review and approved this request and PET expects full approval in the near future. The Trust’s lenders have also completed their semi-annual borrowing base redetermination and the review of the Trust’s natural gas reserves is expected to result in confirmation of PET’s borrowing base at $400 million through May 26, 2008.

•

In keeping with PET's commitment to provide information to Unitholders with respect to the federal government's changes in respect of the tax treatment of Trusts proposed to begin in January 2011, PET has become aware that a Notice of Intent to submit an international arbitration claim against the Government of Canada was recently filed by a U.S. citizen.  The Notice challenges the actions of the Government with respect to its elimination of Canadian Energy Trusts and seeks monetary compensation for losses related to those actions.  The arbitration Notice has been submitted under the provisions of the North American Free Trade Agreement (NAFTA).  A copy of the Notice of Intent can be found at www.NAFTAtrustclaims.com.  We understand that all U.S. and Mexican citizens who held units in a Canadian Energy Trust on October 31, 2006 may also be eligible to file a similar Notice of Intent with the Government of Canada, regardless of whether these units were held directly by those citizens or indirectly through a business enterprise, such as a mutual fund.

Outlook and Sensitivities

Late summer heating demand served to stabilize NYMEX gas prices in September as the risk of storage injection curtailments related to lack of storage capacity abated.   However, the persisting increase in the value of the Canadian dollar relative to the U.S. dollar continues to further amplify the decrease in Canadian gas prices, hindering AECO prices despite a recent increase in gas prices at the NYMEX hub resulting from recent near-term cold weather forecasts. The Trust remains cautious in its outlook with respect to near term natural gas prices, and has a significant portion of its natural gas production hedged at fixed prices for the fourth quarter of 2007. Full disclosure of PET’s current outstanding risk management transactions is provided in the Trust’s MD&A.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit, for the remaining three months of 2007 at certain AECO natural gas price levels and incorporating all of the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price October to December 2007 ($/GJ) (2)
Funds flow sensitivity analysis	$5.00	$6.00	$7.00
Natural gas production (MMcfe/d) (1)	193.1	193.1	193.1
Realized gas price ($/Mcfe)	6.14	6.76	7.39
Funds flow (3) ($million/month)	16.1	19.0	21.8
Per Trust Unit ($/Unit/month)	0.149	0.175	0.201
Payout ratio (3) (%)	67	57	50
Ending total net debt ($million)	597	589	580
Ending total net debt to funds flow ratio (4) (times)	2.6	2.5	2.4

(1)

Includes working interest and royalty interest production.

(2)

Average AECO Monthly Index price for October-December based on settled prices for October and November and AECO forward strip at November 1, 2007 was approximately $5.97/GJ.

(3)

These are non-GAAP measures; see “Significant Accounting Policies and Non-GAAP measures” in Management’s Discussion and Analysis.

(4)

Calculated as ending total net debt (including convertible debentures) divided by annualized funds flow.

PET has budgeted an additional $25 to $30 million in capital expenditures for the fourth quarter of 2007, including preparatory work for the 2008 winter capital program.

The Board of Directors of the Administrator of PET has also approved a capital expenditure budget of $108 million for 2008, of which approximately $48 million will be spent in the first quarter. The program is designed to maintain the Trust’s natural gas production. The actual magnitude of the Trust’s capital spending program for the final three quarters of 2008 will be in part dictated by commodity prices and other market considerations.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:30 a.m., Mountain Time, Friday November 9, 2007 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time:  Toronto and area – 1-416-644-3422; outside Toronto – 1-800-595-8550.  For a replay of this call please dial: Toronto and area – 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 21251001# until Friday November 16, 2007.  To participate in the live webcast please visit www.paramountenergy.com or http://www.newswire.ca/en/webcast/index.cgi.  The webcast will also be archived shortly following the presentation.

Forward-Looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation.  In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Additional Information

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended September 30			Nine Months Ended September 30
($Cdn thousands except as noted)	2007	2006	% change	2007	2006	% change
Financial
Revenue, including realized gains (losses) on financial instruments (1)	100,617	104,725	(4)	338,662	316,680	7
Funds flow (1)	41,212	60,770	(32)	179,478	178,487	1
Per Trust Unit (2)	0.38	0.72	(47)	1.90	2.13	(11)
Net earnings (loss)	5,246	19,619	(73)	(27,889)	49,404	(156)
Per Trust Unit (2)	0.05	0.23	(78)	(0.30)	0.59	(151)
Distributions	32,448	50,583	(36)	113,073	170,821	(34)
Per Trust Unit (3)	0.30	0.60	(50)	1.04	2.04	(49)
Payout ratio (%) (1)	78.7	83.2	(5)	63.0	95.7	(34)
Total assets	1,266,380	891,089	42	1,266,380	891,089	42
Net bank and other debt outstanding (4)	382,378	234,014	63	382,378	234,014	63
Convertible debentures, at principal amount	236,109	157,265	50	236,109	157,265	50
Total net debt (4)	618,487	391,279	58	618,487	391,279	58
Unitholders’ equity	364,259	311,195	17	364,259	311,195	17
Capital expenditures
Exploration, development and land	12,101	23,388	(48)	97,688	114,155	(14)
Acquisitions, net of dispositions	(789)	(322)	(145)	451,908	77,224	485
Other	275	289	(5)	865	811	7
Net capital expenditures	11,587	23,355	(50)	550,461	192,190	186
Trust Units outstanding (thousands)
End of period	108,473	84,507	28	108,473	84,507	28
Weighted average	108,008	84,198	28	94,431	83,648	13
Incentive and Bonus Rights outstanding	4,203	1,948	116	4,203	1,948	116
Trust Units outstanding at November 7, 2007	108,779			108,779
Operating
Production
Total oil and natural gas (Bcfe) (5)	17.8	14.2	25	44.6	42.7	4
Daily average oil and natural gas (MMcfe/d) (5)	193.1	154.6	25	163.5	156.4	5
Gas over bitumen deemed production (MMcfe/d) (6)	20.2	20.5	(1)	19.9	21.1	(6)
Average daily (actual and deemed - MMcfe/d) (6)	213.3	175.1	22	183.4	177.5	3
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.97	2.08	(5)	1.69	2.12	(20)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (7)	5.41	6.04	(10)	6.53	6.62	(1)
Including financial hedging and physical forward sales (7)	5.66	7.36	(23)	7.59	7.42	2
Land (thousands of net acres)
Undeveloped land holdings	1,843	1,145	61	1,843	1,145	61
Drilling (gross / net)
Gas	24/19.5	16/11.7	50/67	106/84.9	129/98.7	(18)/(14)
Dry	-/-	-/-	0/0	7/6.2	4/1.9	75/226
Total	24/19.5	16/11.7	50/67	113/91.1	133/100.6	(15)/(9)
Success rate (% gross / % net)	100/100	100/100	-/-	94/93	97/98	(3)/(5)

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in Management’s Discussion and Analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities.  Total net debt includes convertible debentures measured at principal amount.

(5)

Production amounts are based on the Trust’s interest before royalties.

(6)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(7)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.